Exhibit (a)(5)(ix) EFiled: Sep 17 2007 5:20PM EDT
Transaction ID 16338784
Case No. 3233

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

:
MONROE COUNTY RETIREMENT BOARD,	:
:
Plaintiff,	: :	C.A. No.
v.	:
:
HEARST-ARGYLE TELEVISION, INC.,	:
HEARST BROADCASTING, INC.,	:
HEARST HOLDINGS, INC.,	:
HEARST CORPORATION,	:
DAVID J. BARRETT, FRANK A. BENNACK, JR.,	:
JOHN G. CONOMIKES, KEN J. ELKINS,	:
VICTOR F. GANZI, GEORGE R. HEARST, JR.,	:
WILLIAM R. HEARST III, BOB MARBUT,	:
GILBERT C. MAURER, DAVID PULVER, and	:
CAROLINE L. WILLIAMS,	:
:
Defendants.	:

CLASS ACTION COMPLAINT
          Plaintiff Monroe County Retirement Board, by its attorneys, alleges upon information and belief, except as to paragraph 2 which is alleged upon personal knowledge, as follows;
NATURE OF THE ACTION
          1. This is a shareholder class action which seeks injunctive relief with regard to a proposed acquisition of Hearst-Argyle Television, Inc. (“HTV” or the “Company”) by Hearst Broadcasting, Inc. (“Hearst Broadcasting”), Hearst Holdings, Inc. (“Hearst Holdings”), and Hearst Corporation, which collectively control approximately 73.6% of the Company’s outstanding stock, in a tender offer transaction which substantially undervalues shares of HTV stock.

THE PARTIES
          2. Plaintiff Monroe County Retirement Board (“Plaintiff”) is the owner of Series A Common Stock of HTV and has been the owner of such shares continuously since prior to the wrongs complained of herein.
          3. HTV is a corporation duly existing and organized under the laws of Delaware, with its principal executive offices located at 300 West 57th Street, New York, NY 10019. HTV is an independent, or non-network-owned, television station group. The Company owns or manages 29 television stations reaching approximately 18.1% of television households in the United States. The Company’s 13 ABC-affiliated television stations reach 8.3% of television households in the United States and its 10 NBC-affiliated television stations reach 7.2% television households in the United Stations. As of March 16, 2007, there were 93,500,752 shares of HTV Common Stock outstanding, consisting of 52,202,104 shares of Series A Common Stock and 41,298,648 shares of Series B Common Stock. HTV Series A Common Stock is and at all times relevant hereto was listed and traded on the New York Stock Exchange under the symbol “HTV.”1
          4. Defendant Hearst Broadcasting, a Delaware corporation, holds approximately 52.7% of HTV’s outstanding Series A Common Stock and is the sole holder of 100% of HTV’s outstanding Series B Common Stock. Through its ownership of Series A Common Stock and Series B Common Stock, Hearst Broadcasting controls approximately 73.6% of HTV’s voting control. Hearst Broadcasting is a wholly-owned subsidiary of Hearst Holdings, a Delaware corporation, which is a wholly-owned subsidiary of Hearst Corporation, also a Delaware

[1]	The holders of HTV Series A Common Stock are entitled to one vote per share of Series A Common Stock and the holders of HTV Series B Common Stock are entitled to one vote per share of Series B Common Stock. The holders of HTV Series A Common Stock are only entitled to elect two directors (the “Series A Directors”) while Hearst Broadcasting, as the sole holder of the Series B Common Stock, elects the remaining nine directors (the “Series B Directors”).

Corporation. Hearst Broadcasting, Hearst Holdings, and Hearst Corporation are collectively referred to herein as “Hearst.”
          5. Defendant David J. Barrett (“Barrett”) is and at all times relevant hereto has served as President, Chief Executive Officer (“CEO”) and a Series B Director of HTV. Barrett has also served as a director of the Hearst Corporation since 1996 and as a Trustee of the Hearst Family Trust since 2007. Through his employment with HTV, Barrett received approximately $2.4 million in salary and bonus compensation in 2006 alone. As of March 16, 2007, Barrett owned 927,850 shares of HTV Series A Common Stock including options. Barrett will remain employed as a key executive of HTV after the Tender Offer.
          6. Defendant Frank A. Bennack, Jr. (“Bennack”) is and at all times relevant hereto has served as a Series B Director of HTV. Bennack served as President and CEO of Hearst Corporation from January 1979 through May 2002. Since June 1, 2002, Bennack has served as Vice Chairman of Hearst Corporation’s Board of Directors and Chairman of Hearst Corporation’s Executive Committee. Bennack is also a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. As of March 16, 2007, Bennack owned 25,000 shares of HTV Series A Common Stock including options.
          7. Defendant John G. Conomikes (“Conomikes”) is and at all times relevant hereto has served as a Series B Director of HTV. From June 1999 to November 2002 Conomikes served as Senior Vice President of Hearst Corporation. Conomikes also served as HTV’s President and Co-CEO from August 1997 to June 1999. Conomikes has also served as a director of the Hearst Corporation since 1985 and as a Trustee of the Hearst Family Trust since 1991. Prior to that time, Conomikes served as a Vice President of Hearst Corporation and the General

Manager of Hearst Corporation’s broadcast group since March 1983. As of March 16, 2007, Conomikes owned 20,000 shares of HTV Series A Common Stock including options.
          8. Defendant Ken J. Elkins (“Elkins”) is and at all times relevant hereto has served as a Series B Director of HTV. As of March 16, 2007, Elkins owned 38,540 shares of HTV Series A Common Stock including options.
          9. Defendant Victor F. Ganzi (“Ganzi”) is and at all times relevant hereto has served as Chairman and a Series B Director of HTV. Since June 1, 2002, Ganzi has served as President and CEO of Hearst Corporation. Ganzi served as Executive Vice President of Hearst Corporation from March 1997 through May 2002 and as Chief Operating Officer of Hearst Corporation from March 1998 through May 2002. Ganzi is also a member of Hearst Corporation’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. As of March 16, 2007, Ganzi owned 50,000 shares of HTV Series A Common Stock including options.
          10. Defendant George R. Hearst, Jr. (“George Hearst”) is and at all times relevant hereto has served as a Series B Director of HTV. George Hearst has served as the Chairman of the Board of Directors of Hearst Corporation since March 1996. From April 1977 to March 1996, George Hearst served as a Vice President of Hearst Corporation and headed its real estate activities. George Hearst is also a Trustee of the Trust established under the Will of William Randolph Hearst, a Director of the William Randolph Hearst Foundation and the President and a Director of The Hearst Foundation. George Hearst is a cousin of William Hearst. As of March 16, 2007, George Hearst owned 15,000 shares of HTV Series A Common Stock including options.

          11. Defendant William R. Hearst III (“William Hearst”) is and at all times relevant hereto has served as a Series B Director of HTV. William Hearst is a member of Hearst Corporation’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst Foundation. William Hearst is a cousin of George Hearst. As of March 16, 2007, William Hearst owned 45,000 shares of HTV Series A Common Stock including options.
          12. Defendant Bob Marbut (“Marbut”) is and at all times relevant hereto has served as a Series B Director of HTV. Marbut also served as Co-CEO and Chairman of HTV’s Board from August 29, 1997 through December 31, 2002. As of March 16, 2007, Marbut owned 374,861 shares of HTV Series A Common Stock including options.
          13. Defendant Gilbert C. Maurer (“Maurer”) is and at all times relevant hereto has served as a Series B Director of HTV. Maurer served as Chief Operating Officer of Hearst Corporation from March 1990 until March 1998 and as Executive Vice President of Hearst Corporation from June 1985 until September 1998. Maurer currently is serving as a consultant to Hearst Corporation. Maurer is a member of Hearst Corporation’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. As of March 16, 2007, Maurer owned 10,000 shares of HTV Series A Common Stock including options.
          14. Defendant David Pulver (“Pulver”) is and at all times relevant hereto has served as a Series A Director of HTV. Pulver is a member of the special committee of the Board (the “Special Committee”) that will evaluate Hearst’s tender offer. As of March 16, 2007, Pulver owned 113,156 shares of HTV Series A Common Stock including options.

          15. Defendant Caroline L. Williams (“Williams”) is and at all times relevant hereto has served as a Series A Director of HTV. Williams is a member of the Special Committee that will evaluate Hearst’s tender offer. As of March 16, 2007, Williams owned 60,446 shares of HTV Series A Common Stock including options.
          16. The defendants referred to in paragraphs 5 through 15 are collectively referred to herein as the “Individual Defendants.”
          17. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, and Hearst’s position of controlling shareholder, defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of HTV, and owe Plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.
CLASS ACTION ALLEGATIONS
          18. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.
          19. This action is properly maintainable as a class action.
          20. The Class is so numerous that joinder of all members is impracticable. As of March 16, 2007, there were approximately 24.7 million shares of HTV Series A Common Stock in the public float.
          21. There are questions of law and fact which are common to the Class including, inter alia, the following:
a.	whether the Tender Offer is unfair to the Class;

b.	whether Plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated;

c.	whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; and

d.	whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.
          22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
          23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
          24. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
          25. On August 24, 2007, Hearst (together with the Hearst Family Trust) announced their intention to commence a tender offer to acquire all outstanding shares of HTV Series A Common Stock for $23.50 per share in cash (the “Tender Offer”).

          26. The $23.50 per share consideration offered to HTV’s shareholders is grossly inadequate. This share price represents a paltry 14.9% premium over the closing price of HTV’s common stock of $20.46 on August 23, 2007, the day preceding Hearst’s announcement of the Tender Offer. Hearst’s offer price seeks to take advantage of a recent downturn in HTV’s share price and is timed to cash out the public shareholders of HTV before the Company’s share price recovers. Before the Tender Offer was announced, HTV had traded above $23.50 a share as recently as July 19, 2007. Furthermore, by the end of trading on the day the Tender Offer was announced, shares of HTV closed at $25.22, or $1.72 above the Tender Offer consideration, clearly indicating that the market would not be satisfied with the $23.50 offer.
          27. In light of the Company’s expectations of continued positive financial performance and the fact that the Company’s stock has traded at or above the consideration offered by the Hearst since announcing the Tender Offer on August 24, 2007, there can be no reasonable conclusion other than that the $23.50 per share offered to HTV shareholders in the Tender Offer is grossly inadequate.
          28. For example, in an August 27, 2007 research report, Deutsche Bank stated that its range of fair value for HTV Series A Common Stock was from $24-$29 per share, stating:
Reducing to Hold from Buy, while raising target price to $27 on Hearst bid
We have considered a DCF and comparable transactions. The range of values returned by these analyses is $24-$29....
Hearst (c.73% owner) to launch tender offer for remaining shares at $23.50
On Friday, roughly an hour before the close, Hearst Corporation announced that it intends to make a tender offer of $23.50 in cash for all of the outstanding shares of HTV Series A common stock not owned by Hearst. Hearst expects to begin the tender offer in September. Offer is not subject to any financing conditions. We see the offer as an opportunistic move to capitalize on the recent, unwarranted sell-off in HTV shares after 2Q results, which prompted our July 27th upgrade to Buy.

DB view: upside not enough for a Buy, and offer not a sign of renewed deals
Based on recent comparable transactions, we project a range of reasonable takeout values for HTV of $26-$29 per share, assuming a sale multiple of c.14x 2007E cash flow.
(italics added).
29. Similarly, an August 25, 2007 Wall Street Journal article notes that:
Hearst picked an opportune time to make good on the speculation. After reaching a 52-week high of $28.16 in April, Hearst-Argyle shares have faded, hurt by disappointing results in the second quarter and fading hopes for broadcasting buyouts.
Local-television companies had been a darling of Wall Street, but credit jitters that make buyouts less attractive have deflated the takeover hopes built into stock prices of many TV companies.
Robin Flynn, associate director with SNL Kagan, said she values Hearst-Argyle closer to $28 or $29 a share. “We think it’s a price designed to take advantage of current trading levels,” she said about the Hearst tender offer.
30. In response to Hearst’s announcement, on August 27, 2007, HTV announced:
that Hearst[’s] offer will be considered by a special committee of independent members of the Board’s of Directors of [HTV].
The committee will include two Series A directors of [HTV]: David Pulver, who has been a director of [HTV] and a predecessor company, Argyle Television, Inc., since 1994, and who is President of Cornerstone Capital Inc., a private investment firm; and Caroline L. Williams, a director of [HTV] and of Argyle Television, Inc. since 1994, and who is Director of Shareholder Activities for The Nathan Cummings Foundation, for which she previously served as Chief Financial and Investment Officer.
          31. Hearst, by reason of its control of the voting power of the Company, has clear and material conflicts of interest and is acting to better its own interests at the expense of HTV’s public shareholders. Indeed, Hearst has expressly stated that it would not consider selling its interest in HTV to a third party.

The Materially Misleading and Incomplete Tender Offer Statement
          32. On September 14, 2007, Hearst filed its Schedule TO (the “TO Statement”) with the SEC formally commencing its Tender Offer to purchase all outstanding shares of common stock of HTV that Hearst does not already own for $23.50 per share. The expiration date for the Tender Offer is October 12, 2007, unless the offer is extended. According to the TO Statement, “[t]he Offer is conditioned upon, among other things, there being validly tendered a number of Shares that constitute a majority of the outstanding Shares not owned by Hearst and certain other persons2 ... (the ‘Minimum Tender Condition’).” TO Statement at 5. The Tender Offer is further subject to the waivable condition that 90% of all outstanding shares be tendered. Id. The TO Statement also discloses that if the 90% condition is satisfied, the Tender Offer will be followed by a short-form merger as permitted by Section 253 of the General Corporation Law of the State of Delaware (“DGCL”) for the same consideration (the “Merger”). Id.
          33. The TO Statement is materially misleading in that, among other things, it omits material information needed by the Company’s public shareholders in order for them to make fully informed decisions as to whether or not they should tender their shares of HTV into the Tender Offer or seek appraisal related to the Merger. Specifically, the disclosure in the TO Statement is inadequate because:
a. The TO Statement fails to disclose the circumstances surrounding Hearst’s April 2006 request that HTV prepare materials concerning a possible buyout of the public interest in HTV, the financial analyses that led to the “possible range of prices for consideration....’ from $26.16 to $30.29,” TO Statement at 6, and the subsequent discussions amongst Hearst and HTV concerning the April 2006 financial analyses;

[2]	This includes the shares owned by Hearst, the executive officers and directors of Hearst and the Trustees of The Hearst Family Trust, HTV’s executive officers and HTV’s directors that are elected by Hearst as the holders of the Series B Shares. TO Statement at 5.

b. The TO Statement fails to disclose why Hearst voted against a shareholder proposal to create an independent committee for the purpose of selling HTV at HTV’s last annual meeting on May 3, 2007, fewer than four months before Hearst announced its intention to commence the Tender Offer;
c. The TO Statement fails to disclose why “Hearst believes the liquidation value of [HTV] is irrelevant to a determination as to whether the [Tender] Offer is fair to unaffiliated stockholders,” TO Statement at 10;
d. The TO Statement discloses that “[i]f necessary to reach 90% ownership, [Hearst] will convert the convertible securities [Hearst] own[s] into shares,” TO Statement at 1, however, the TO Statement does not fully or accurately explain the circumstances that could give rise to Hearst pursuing such a conversion;
e. Although the TO Statement includes some HTV projections, the TO Statement discloses that “[s]hortly after Hearst received the above projections, [HTV] made certain immaterial changes to the projections and furnished Hearst with revised numbers.” TO Statement at 15. The TO Statement therefore fails to provide Company stockholders with the most recent and up-to-date HTV projections;
f. The TO Statement fails to disclose the range of prices HTV has traded at since the August 24, 2007 letter from Hearst announcing the Tender Offer;
g. The TO Statement fails to disclose the basis and underlying assumptions used to derive the “selected EBITDA multiples derived from the selected transactions,” TO Statement at 13, applied to HTV’s average estimated EBITDA; and

h. The TO Statement fails to disclose the manner in which Hearst “supplemented” the HTV financial forecasts provided to Lazard in preparation of the Lazard Presentation, TO Statement at 12.
          34. As set forth above, the TO Statement contains misleading information and omits material information concerning the Tender Offer. Without material and accurate information, HTV shareholders cannot possibly make an informed judgment concerning whether to tender their shares in the Tender Offer or seek appraisal in connection with the Merger.
          35. The Individual Defendants were and are under a duty:
a.	to fully inform themselves of HTV’s market value before taking, or agreeing to refrain from taking, action;

b.	to act in the interests of the Company’s public equity owners;

c.	to maximize shareholder value;

d.	to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction; and

e.	to act in accordance with their fundamental duties of due care and loyalty, and not in their own self-interests or the interests of Hearst, at the expense of the Company’s public shareholders.
          36. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are attempting unfairly to deprive Plaintiff and other members of the Class of the true value of their investment in HTV.
          37. HTV shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize without receiving the maximum value for their investment.

          38. By reason of the foregoing acts, practices and course of conduct, Defendants have breached their fiduciary obligations toward Plaintiff and the other HTV public stockholders.
          39. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of HTV’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of HTV common stock.
          40. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Acquisition which will exclude the Class from its fair proportionate share of HTV’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
          41. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:
A.	Declaring that this action is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

B.	Enjoining Defendants from proceeding with or consummating the Tender Offer, or a business combination with any party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

C.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D.	Directing defendants to account to the plaintiff and the Class for any damages suffered by them as a result of Defendants’ breaches of their fiduciary duties;

E.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

F.	Granting such other and further relief as this Court may deem just and proper.
DATED: September 17, 2007

ROSENTHAL MONHAIT & GODDESS, P.A.
By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810)
Citizens Bank Center 919 Market Street, Suite 1401 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff
Of Counsel

SCHIFFRIN BARROWAY TOPAZ
& KESSLER, LLP
Lee D. Rudy
Michael Wagner
Emanuel Shachmurove
280 King of Prussia Road
Radnor, PA 19087
(610) 667-7706